EXHIBIT 10.16

MARKETING AND SALES ALLIANCE AGREEMENT

THIS MARKETING AND SALES ALLIANCE AGREEMENT (this "Agreement") is made, entered into, and effective as of this <u>29th</u> day of December, 2005 by and among **TIB BANK**, a bank chartered under the laws of the State of Florida (the "Bank"), **TIB FINANCIAL CORP.**, a Florida corporation and the sole shareholder of the Bank ("Parent") (for purposes of Article III and Article VII only, but only to the extent that Article VII relates to a breach of Parent's obligations under Article III), and **NOVA INFORMATION SYSTEMS, INC.**, a Georgia corporation ("NOVA")

BACKGROUND AND PURPOSE

A.   The Bank has sold to NOVA all of the Bank's merchant bankcard transaction processing assets pursuant to that certain Merchant Asset Purchase Agreement dated as of even date herewith by and among the Bank and NOVA (the "Purchase Agreement").

B.   The Bank and NOVA now desire to enter into, in connection with the Purchase Agreement, a mutually beneficial marketing relationship, as set forth herein.

THE AGREEMENT

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements herein contained, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1   **Certain Defined Terms.**   For purposes of this Agreement, the following capitalized terms shall have the following meanings:

"Auxiliary Documents" has the meaning set forth in Section 2.1 (a) hereof.

"Cash Advance" has the meaning set forth in Section 3.1 hereof.

"Confidential Information" has the meaning set forth in Section 2.8 hereof.

"Credit Card" means (i) a VISA card or other card bearing the symbol(s) of VISA U.S.A, Inc. or VISA International, Inc., or (ii) a MasterCard card or other card bearing the symbol(s) of MasterCard International Incorporated, or (iii) any card bearing the symbols of any other Credit Card Association.

"Credit Card Associations" means (i) VISA U.S.A., Inc., (ii) VISA International, Inc., (ill) MasterCard International Incorporated, or (iv) any other Credit Card-sponsoring organization or association that hereafter contracts with the Bank to settle Merchant sales transactions effected with its Credit Cards, and any successor organization or association to any of the foregoing.

"Credit Loss" means any loss, including but not limited to a chargeback, resulting from or attributable to the failure by a Merchant to pay amounts owed by it under a Merchant Agreement.

"Debit Card" means a card with a magnetic stripe bearing the symbol(s) of one or more EFT Networks or Credit Card Associations which enables the holder to pay for goods or services by authorizing an electronic debit to the cardholder's designated deposit account.

"Dues and Assessments" mean fees charged by the Payment Networks and retained by the Payment Networks to fund their operations. The fees consist of a percentage of the total sales transaction as set by each Payment Network.

"EFT Network" means Star.

"Financial Transaction Device" or "FTD" means any Credit Card, Debit Card or any other financial transaction device, such as a stored value card, electronic card "smart" card, electronic check or other evolutionary financial transaction device used for the purpose of obtaining credit or debiting consumer accounts that is now or hereafter effected through transactions with merchants.

"Flat Fee" has the meaning set forth in Section 2.3(a) hereof.

"Initial Term" has the meaning set forth in Section 5.1 hereof.

"Interchange" means the fee charged by the Payment Networks and remitted by the Payment Networks to the card-issuing members. The fee typically consists of a percentage of the total sales transaction plus a per item fee, each as set by each Payment Network. The fee can vary based on the type of merchant, method of authorization and other criteria stipulated by each Payment Network.

"Involuntary Bankruptcy Proceeding" with respect to a Person means that a case or other proceeding shall be commenced against the person or any subsidiary of such Person in any court of competent jurisdiction, or through any regulatory agency or body, seeking (i) relief under the Bankruptcy Code of 1978, as amended, or other federal bankruptcy laws (as now or hereafter in effect) or under any other applicable laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding up, or composition or adjustment of debts, or (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of such Person, or of all or any substantial part of the assets, domestic or foreign, of such Person, or any other similar conservatorship or receivership proceeding instituted or administered by any regulatory agency or body.

"Licensed Marks" has the meaning set forth in Section 2.5 hereof

"Member" means a financial institution (including, if and to the extent permitted by the Payment Network Regulations, NOVA) that is a principal, sponsoring, affiliate, or other member of the Payment Networks and, with respect to any Merchant or Referred. Merchant, means the member of the Payment Networks that is a party to the Merchant Agreement with respect to such Merchant or Referred Merchant, as may be designated from time to time by NOVA pursuant to Section 2.4 hereof.

"Merchant Agreement" means an agreement between (i) NOVA and/or the Bank (and a Member), and (ii) a merchant, pursuant to which the merchant undertakes to honor Financial Transaction Devices, and includes, without limitation, all merchant agreements sold assigned, conveyed and transferred to NOVA by the Bank pursuant to the Purchase Agreement.

"Merchant Discount" means the fee charged to Referred Merchants for the authorization, processing and settlement of Credit Card and Debit Card transactions. The fee typically consists of a percentage of the total sales transaction volume of a Referred Merchant, as such percentage is agreed, plus a per item fee. The fee can vary based on the type of Referred Merchant, method of authorization and other criteria stipulated by NOVA.

"Merchant Bankcard Services" means FTD processing services and other related products and services, as provided by (or similar *to* the services provided by) NOVA and its subsidiaries and affiliates from time to time.

"Net Sales Revenue" means, with respect to any Referred Merchant and with respect to any given period of time, the Merchant Discount plus Other Fee Revenue attributable to sales transactions by such Referred Merchant in which a customer utilizes a Credit Card or Debit Card, less Credit Losses, Interchange, Dues and Assessments and rebates, residuals or adjustments due to third parties that are attributable to such Referred Merchant; provided, in no event will Net Sales Revenue be deemed to include revenue attributable to Equipment.

"New ***Merchant Account Royalty"*** has the meaning set forth in Section 2.3(a) hereof.

"Other Fee Revenue" means revenue from the following fees to be included in the calculation of Net Sales Revenue: (i) monthly statement fee; (ii) monthly minimum fee; (iii) authorization fees (including American Express, Diners, Discover and JCB); (iv) debit transaction fees; (v) application fees; and (vi) chargeback fees; provided, in no event will Other Fee Revenue be deemed to include revenue attributable to Equipment.

"Parent Entity" means any of Parent, the Bank, and their respective affiliates and subsidiaries in existence from time to time.

"Payment Network" means any Credit Card Association, EFT Network or any other organization or association that issues or sponsors a Financial Transaction Device.

"Payment Network Regulations" means, collectively, the rules and regulations promulgated by the Credit Card Associations, the EFT Networks or any other Payment

Networks, as applicable.

"Person" means any of a natural person, corporation, partnership, firm, association, limited liability company, trust, estate or other entity of any kind.

"Referred Merchant" means a merchant referred to NOVA by the Bank pursuant to, and during the term of this Agreement (including any extensions and renewals hereof) that, as a result of such referral, enters into a Merchant Agreement with NOVA and the Member.

"Requirements of Law" means with respect to any person, (a) any law (including common law), ordinance, judgment, order, decree, injunction, permit, statute, treaty, rule or regulation, regulatory bulletin or guidance, regulatory examination, order or recommendation, or determination of (or agreement with) an arbitrator or a governmental authority (including any financial services authority), applicable to such person, and (b) the applicable bylaws, rules, regulations, documentation and manuals promulgated or adopted by a Credit Card Association as amended or supplemented in accordance therewith from time to time, and that (c) with respect to both (a) and (b) above is applicable to the Merchant Bankcard Business, and the performance by the parties of their obligations hereunder.

"Underwriting Guidelines" has the meaning set forth in Section 2.1 (b) hereof.

"Voluntary Bankruptcy Proceeding" with respect to any Person means that the Person or any subsidiary of such Person shall (i) commence a voluntary case under the Bankruptcy Code of 1978, as amended, or other federal bankruptcy laws (as now or hereafter in effect), (ii) file a petition seeking to take advantage of any other applicable laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding up, or composition or adjustment of debts, or any other similar conservatorship or receivership proceeding instituted or administered by any regulatory agency or body, (iii) consent to or fail to contest, in a timely and appropriate manner, any petition filed against it in an involuntary case under such bankruptcy laws or other applicable laws or consent to an Involuntary Bankruptcy Proceeding, (iv) apply for or consent to, or fail to contest in a timely and appropriate manner, the appointment of or the taking of possession by, a trustee, receiver, custodian, liquidator or similar entity of such Person or of all or any substantial part of its assets, domestic or foreign, (v) admit in writing its inability to pay its debts as they become due, (vi) make a general assignment for the benefit of creditors, (vii) make a conveyance fraudulent as to creditors under any applicable law, or (viii) take any corporate action for the purpose of effecting any of the foregoing.

1.2   **Other Definitional Provisions**. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement. Singular terms shall include the plural, and vice versa, unless the context otherwise requires. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement and not to any particular provision of this Agreement, and Section and Schedule references are to this Agreement, unless otherwise specified. The term "including" shall mean "including without limitation."

ARTICLE II

MARKETING RELATIONSIDP; MERCHANT REFERRALS

2.1   **Marketing; Referral of Merchants to NOV A.**

         (a)   The Bank will actively, and through the use of all reasonable efforts, cooperate with NOVA, exclusively, in marketing Merchant Bankcard Services to merchants and prospective merchants (including the customers of the Bank). Such marketing services and assistance shall includes, without limitation, the distribution by the Bank of promotional and informational materials and supplies relating to the Merchant Bankcard Services conducted by NOVA and such other services and assistance as may reasonably be requested by NOVA. NOVA will provide the Bank access to all merchant applications and merchant agreements to be used in connection with the Merchant Bankcard Services, including supplies for cash advances to be effected by the Bank. The Bank covenants and agrees that it will only use and provide to merchants the applications and merchant agreements, and advertising, marketing, promotional and other related materials (collectively, "Auxiliary Documents"), supplied by or at the direction of: or approved in writing in advance, by NOV A. From time to time NOVA and the Bank shall, upon mutual agreement and at a reasonable cost to be borne by NOVA, develop enhanced promotional services, such as the provision of sales or marketing personnel or employee incentives for the Bank to undertake on behalf of NOVA. Further, the Bank shall provide to NOVA such office space at the Bank's locations as reasonably requested by NOVA, and as agreed by the Bank

         (b)   During the term of this Agreement, and subject to the historical and reasonably anticipated future needs and performance of the portfolio governed and generated hereunder, NOVA will, at its expense, dedicate one (l) full-time sales employee (the "Sales Representative") to the development of its Merchant Bankcard Services business (as applicable) with the Bank and the Bank's customers. The name and office location of the initial Sales Representative is set forth on <u>Schedule 2.1(b)</u> hereto.

         (c)   The Bank agrees to refer exclusively to NOVA any merchants, financial institutions, independent sales organizations, or other associations, institutions, organizations, entities, or other Persons that inquire about, request, or otherwise evidence an interest, to the Bank's knowledge, in Merchant Bankcard Services.. All such referrals shall be communicated to NOVA by the Bank in a manner to be mutually agreed upon by the parties hereto. Upon any such merchant referral, NOVA shall process such referral and corresponding merchant application in accordance with its practices and procedures, and otherwise in accordance with the credit policy, risk and underwriting guidelines then in effect for each of NOVA and the Member (collectively, the "Underwriting Guidelines"). If the referred merchant meets the Underwriting Guidelines, or if NOVA otherwise desires, then NOVA may attempt, in its sole discretion, to enter into a Merchant Agreement, and arrange for the Member to enter into a Merchant Agreement, with such merchant providing for the performance of such Merchant Bankcard Services by NOVA.

(d)   For the purposes of this Section 2.1, the defined term "Bank" shall include the Bank and any other Parent Entities that now or in the future provide banking services.

2.2   **Subsidies/Credit Enhancements.**

(a)   If the Bank refers to NOVA a merchant who desires to receive Merchant Bankcard Services and meets the Underwriting Guidelines, but such referred merchant is unwilling to offer discount revenue at a rate NOVA would otherwise require, then the Bank shall have the right (exercisable in its sole discretion), but not the obligation, to offer to subsidize such discount revenue by payment to NOVA of such amounts as NOVA may require. The Bank must agree to any such subsidy in writing in the form and upon such terms as are acceptable to NOVA; provided, however, that in no event shall NOVA or the Member be obligated to enter into a Merchant Agreement with any referred merchant with respect to whom the Bank has offered such a subsidy.

(b)   In the event NOVA or the Member declines to enter into a Merchant Agreement with any referred merchant in accordance with Section 2.1 (c), the Bank shall have the right (exercisable in its sole discretion), but not the obligation, to offer to NOVA and the Member such assurances and guarantees (including indemnification and/or credit enhancements), as may be requested by NOVA or the Member, providing neither NOVA nor the Member will incur or suffer any losses associated with the acceptance of such referred merchant; provided, however, that in no event shall NOVA or the Member be obligated to enter into a Merchant Agreement with any referred merchant with respect to whom the Bank has offered such assurances or guarantees.

2.3   **Payment of Royalties and Flat Fees**.

(a)   During the term of this Agreement (including any extensions or renewals hereof), and with respect to each Referred Merchant, NOVA shall pay to the Bank a royalty of ten percent (10%) of the Net Sales Revenue processed through NOVA's network by such Referred Merchant (the "New Merchant Account Royalty"), plus a flat, one-time fee of Fifty and No/l00 Dollars ($50.00) for each Referred Merchant (the "Flat Fee").

(b)   The New Merchant Account Royalty and the Flat Fee shall be calculated on a calendar quarter basis and shall be paid, in arrears, within forty five (45) days of the end of each calendar quarter with respect to which the New Merchant Account Royalty or Flat Fee is due hereunder.

2.4   **Ownership of Merchant Agreements**. Each of NOVA and the Bank acknowledges and agrees that any merchant that is a party to a Merchant Agreement does and. shall have a direct business relationship with NOVA. Subject to the Payment Network Regulations, and notwithstanding the Bank being a party to any such Merchant Agreement, or anything to the contrary in any Merchant Agreement, NOVA does and shall own, administer and control the Merchant Agreements and the relationship created thereby (such control shall include, without limitation, decisions regarding the continuance, amendment, assignment or termination of such Merchant Agreement). The Bank acknowledges and agrees that, with respect to any Merchant Agreement to which the Bank is a party, the Bank shall, upon the request of NOVA in NOVA's sole discretion, and with respect to any Merchant or Referred Merchant designated by NOVA, assign to NOVA and the Member all of the Bank's rights and obligations with respect to the Merchant Agreement relating to such Merchant or Referred Merchant. Upon any such request, the Bank agrees to execute all instruments and documents as may reasonably be requested by NOVA in order to effectuate the assignment of such rights and obligations. The Bank also agrees that NOVA may designate, redesignate, or substitute any financial institution to serve as the Member with respect to any merchant that is a party to a Merchant Agreement and the sponsorship of the Bank's activity hereunder. The Bank agrees to take such steps as may be reasonably be requested by NOVA to effect -any such change in the Member.

2.5   **Use of Bank's Licensed Marks**. The Bank hereby grants to NOVA a limited, non-exclusive, non-transferable, royalty-free license, during the term of this Agreement (including any extensions and renewals hereof), to use the Bank's name and other trademarks and service marks identified on Schedule 2.5 attached hereto (the "Licensed Marks") on FTD transaction slips, in merchant agreements., and in such other Auxiliary Documents furnished to merchants or to prospective merchants to the extent: (i) required by applicable provisions of the Payment Network Regulations; and (ii) as reasonably requested by NOVA. Notwithstanding the foregoing, the Bank shall, at all times, have the right to approve the use of the Licensed Marks, such approval not to be unreasonably withheld or delayed. Notwithstanding any termination of such license, the parties acknowledge that they shall not be obligated to recall or retrieve any information, media or document previously distributed on behalf of the Merchant Bankcard Business conducted hereunder.

2.6   **Servicing and Monitoring of Merchant Bank Card Accounts**. The parties hereto agree that all merchant bank card accounts of Merchants and Referred Merchants shall be serviced as follows:

(a)   Subject always to the Requirements of Law, each Referred Merchant and Merchant shall maintain a designated deposit account or accounts at the Bank or another depository institution approved .by NOVA and the Member. The Member shall be permitted access to any funds in such account to the extent funds are: needed to fund fees, assessments, charge-backs, returned items or any .other obligations of a Referred Merchant or Merchant to NOVA, the Member, the Payment Networks, or any FTD issuing bank or account holder.

(b)   To the best of its ability and at all times in compliance with the Requirements of Law, the Bank shall use all reasonable efforts to assist NOVA in its efforts to monitor the business activities and deposit accounts of Referred Merchants and Merchants and shall notify NOVA immediately of any information of which the Bank becomes aware and which would lead a prudent businessperson to believe or suspect that a Referred Merchant or Merchant is experiencing financial difficulty or engaging in improper conduct or violating the roles, regulations or procedures of the Payment Networks, NOVA or the Member. The Bank shall comply with all reasonable requests of NOVA and the Member to conduct investigations, supply information or perform any other act or thing relating to investigating Merchant or Referred Merchant activities and condition.

2.7 **Payment Network Licensing**. The Bank shall, to the extent required by the rules and regulations of the Payment Networks, obtain and maintain such memberships or licenses with the Payment Networks during the term of this Agreement (including any extensions and renewals hereof) as are necessary for NOVA and the Bank to fully perform their obligations hereunder. The Bank hereby covenants and agrees to comply in all respects with the rules and regulations promulgated by the Payment Networks necessary for the Bank to perform its obligations hereunder.

2.8 **Confidentiality .**

(a) NOVA and the Bank acknowledge that, in the performance of the obligations of each of NOV A and the Bank under this Agreement, each of the parties will be in possession of confidential and proprietary information of the other parties and of Merchants and Referred Merchants, including customer lists and customer information, customer account numbers and account documentation, the status of any account, pricing information, computer access codes, instruction and/or procedural manuals, business and financial plans, the Operative Documents, and any other data or information in the possession of NOVA and the Bank which is competitively sensitive and not generally known to the public ("Confidential Information"). NOVA and the Bank also acknowledge that each of the parties has an obligation to protect and maintain the confidentiality of such Confidential Information. Each of NOV A and Bank agree to use all reasonable efforts to maintain the confidentiality of such Confidential Information and to not disclose such Confidential Information for any purpose other than to the extent necessary for the performance of the obligations contemplated under this Agreement, the Merchant Agreements, and the Merchant Bankcard Services conducted in connection herewith and therewith. Each party shall use all reasonable efforts to inform its employees, agents, representatives and independent contractors of the confidential nature of the Confidential Information and to cause them to comply with the terms of this Section 2.8. Notwithstanding the foregoing, the Bank and NOVA acknowledge and agree that the restrictions contained in this Section 2.8 shall not apply to any disclosures of such Confidential Information by NOVA or the Bank, as applicable, in connection with, or as may be required relating to. (a) the provision by NOVA of Merchant Bankcard Services under this Agreement or the other Operative Documents, or otherwise in connection with NOVA's or the Bank's performance of their respective obligations hereunder or thereunder, (b) such disclosure as may be required by applicable law or regulation or Payment Network Regulations, (c) such disclosure as is contained in or required to prepare any financial statements (including the notes thereto), (d) appropriate or necessary disclosure to banking authorities or regulators, including as may result from NOVA's status as an affiliate of U.S. Bancorp or another bank, or (e) disclosure to U.S. Bancorp's Corporate and Compliance Units. Notwithstanding any provision of this Agreement, NOVA shall not divulge, directly or indirectly or through U.S. Bancorp or any of its affiliates, successors or assigns, any confidential information of the Bank, including information related to the Merchant Business, to U.S. Bank, N.A. which, in any manner, can be used for the purpose of soliciting customers of the Bank for any services other than the Merchant Bankcard Services. The covenants contained in this Section 2.8 shall survive for the duration of this Agreement and a period of three (3) years after the termination or expiration hereof.

(b) If NOVA or the Bank breaches its duties under this Section 2.8, the parties agree that the nonbreaching party will suffer irreparable harm and the total amount of monetary damages therefor will be impossible to calculate and will therefore be an inadequate remedy. Accordingly, the parties agree that the nonbreaching party shall be entitled to temporary and permanent injunctive relief against the breaching party, its employees, agents, representatives, or independent contractors, and other rights and remedies to which any of them may be entitled at law, in equity and under this Agreement.

2.9 **Non-Competition Agreement.** The parties hereto acknowledge and agree that in connection with the Purchase Agreement and this Agreement, the parties have entered into the Non-Competition Agreement of even date herewith.

ARTICLE III

BANK TRANSACTIONS

3.1 **Acquisitions by and of the Bank**.

(a) The Bank (for purposes of this Article III, the defined term "Bank" shall be deemed to include any Parent Entity, as the context may require), and NOVA understand and agree that the Bank and/or other Parent Entities may, from time to time, consummate transactions with other financial institutions or other persons or entities (a "Third Party"), through stock or asset acquisition, merger, consolidation, or otherwise (each a "Transaction"), where such Third Party (i) owns a merchant portfolio, and/or (ii) owns bank branches that may be used as a marketing/distribution channel for Merchant Bankcard Services, and/or (iii) otherwise engages in Merchant Bankcard Services (each a "Merchant Bankcard Portfolio").

(b) For purposes of this Article III, any independent, unrelated and unaffiliated Third Party that acquires the Bank in a Change of Control, or acquires all or substantially all of the assets of the Bank (the "Acquirer"), shall be entitled to continue to operate the Acquirer's Merchant Bankcard Portfolio as it existed immediately prior to its acquisition of the Bank and in the ordinary course of business, so long as such operation is not under or in connection with the Bank's branches, name or brand (or otherwise in violation of Section 2.2 of the Non-Competition Agreement) and does not materially interfere with the benefit of the bargain received by NOVA hereunder. Further, such acts by the Acquirer shall not in and of themselves be deemed a breach of Article II hereofor of Section 2.2 of the Non-Competition Agreement. In the event that the Bank or the Acquirer decide to sell the Acquirer's Merchant Bankcard Portfolio, then NOVA shall receive written notice of such sale and an opportunity to bid on such Merchant Bankcard Portfolio.

3.2 **NOVA's Right to Purchase.**

(a) Without prejudice to Section 3.l(b) above, in the event that the Bank consummates a Transaction with a Third Party that owns or operates a Merchant Bankcard Portfolio, the Bank shall:

(i)   provide written notice of such Transaction as soon as circumstances and Requirements of Law allow (and in no event later than promptly after the first public announcement of such Transaction;

(ii)   undertake exclusive negotiations, with respect to the value of the acquired Merchant Bankcard Portfolio, the consideration proposed to be paid for such Merchant Bankcard Portfolio, and the proposed timing of its purchase by NOVA. This period of exclusive negotiation shall end not sooner than ninety (90) days following NOVA's receipt of the notice required by Section 3.2(a);

(iii)   with NOVA, use commercially reasonable efforts to negotiate in good faith a mutually-agreed sales price and other terms and conditions for the purchase by NOVA of such Merchant Bankcard Portfolio, evidenced by a definitive purchase agreement setting forth final terms of such purchase. The Bank and NOVA shall also consider, among other things, whether the Bank would be obligated to make any material payments to terminate any agreements with any existing Merchant Bankcard Services processor for the newly acquired Merchant Bankcard Portfolio.

(b)   In- the event that NOV A does not purchase the Merchant Bankcard Portfolio, or an agreement can not be reached after good faith negotiations, then the Bank shall be free to either operate the Merchant Bankcard Portfolio or otherwise dispose of it; provided, however, that in the event the Bank determines to sell such Merchant Bankcard Portfolio, the sale shall be to an independent, unrelated and unaffiliated third party pursuant to a bidding and sales process in which NOVA shall be entitled to participate and, provided that the sales price shall not be less than the fair market value of such Merchant Bankcard Portfolio, as established by an independent third party appraiser recognized and skilled in valuing businesses engaged in the Merchant Bankcard Services business.

3.3   **No Violation of the Non-Competition Agreement**.: For so long as the Bank complies with the provisions of this Article III, the operation in the ordinary course of business of the Merchant Bankcard Services business by the Bank relating solely to an acquired Merchant Bankcard Portfolio shall not in and of itself be deemed in breach of Article II hereof or Section 2.2 of the Non-Competition Agreement.

ARTICLE IV

CASH ADVANCES

4.1   **Cash Advance Procedure**. During the term of this Agreement (including any extensions or renewals hereof), the Bank will continue to make advances of cash ("Cash Advances") to holders of Financial Transaction Devices in accordance with the Payment Networks Regulations and NOVA's procedures, and shall cause all records of such Cash Advances to be delivered to NOVA in accordance with such terms and conditions as NOVA may reasonably request, the Payment Network Regulations and NOVA's procedures, and shall otherwise fulfill its obligations pursuant to this Section 4.1. During the term of this Agreement (including any extensions or renewals hereof), the Bank shall use NOVA and the Member as the exclusive processor of Cash Advances made by the Bank.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 **Representations and Warranties of the Bank**. The Bank represents and warrants to NOVA as follows:

(a) The Bank is a duly organized state-chartered bank, validly existing and in good standing under the laws of the State of Florida. The Bank has full power and authority to carry on its business as it is now being conducted and to own and operate its properties and assets.

(b) The Bank has all requisite power and authority to enter into, adopt and perform all of its obligations under this Agreement. The execution, adoption and delivery of this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Bank, and upon execution "and delivery by the other" parties hereto, this Agreement will constitute a legal, valid and binding obligation of the Bank, enforceable against the Bank in accordance with its terms.

c) Neither the execution and delivery by the Bank of this Agreement nor the performance of this Agreement by the Bank will violate any applicable law, rule or regulation. The performance of this Agreement by the Bank will not violate the Bank's charter or by-laws, or any contract or other instrument to which it is a party or by which it is bound and will not violate any outstanding judgment, order, injunction, law, rule or regulation to which it is subject.

(d) There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the knowledge of the Bank, threatened against the. Bank or against any asset, interest or right of the Bank, that would, if determined adversely to the Bank, have a material adverse effect on the Bank or would materially adversely affect the ability of the Bank to perform its obligations under this Agreement.

5.2 **Representations and Warranties of NOVA**. NOVA represents and warrants to the Bank as follows:

(a) NOVA is a duly organized corporation, validly .existing and- in good standing under the laws of the State of Georgia. NOVA has full power and authority to carry on its business as it is now being conducted and to own and operate its properties and assets.

(b) NOVA has all requisite power and authority to enter into, adopt and perform all of its obligations under this Agreement. The execution, adoption and delivery of this Agreement have been duly and validly authorized by all necessary corporate action on the part of NOVA, and upon execution and delivery by the other parties hereto, this Agreement will constitute a legal, valid and binding obligation of NOVA, enforceable against it in accordance with its terms.

(c)   Neither the execution and delivery by NOVA of this Agreement nor the performance of this Agreement by NOVA will violate any applicable law, rule or regulation. The performance of this Agreement by NOVA will not violate NOVA's articles of incorporation or by-laws, or any contract or other instrument to which it is a party or by which it is bound and will not violate any outstanding judgment, order, injunction, law, rule or regulation to which it is subject.

(d)   There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the knowledge of NOVA, threatened against NOVA or against any asset, interest or right of NOVA, that would, if determined adversely to NOVA, have a material adverse effect on NOVA or would materially adversely affect the ability of NOVA to perform its obligations under this Agreement.

ARTICLE VI

TERM AND TERMINATION

6.1   **Term**. The term of this Agreement shall extend for an initial term of ten (10) years from the date hereof (the "Initial Term"), and shall thereafter be automatically extended for consecutive two-year renewal terms, provided that neither the Bank nor NOVA gives written notice to the other of its intent not to renew not less than one hundred eighty (180) days prior to the expiration of the Initial Term or any renewal term.

6.2   **Termination by NOVA.** In the event that:

(a)   the Bank defaults in the performance of any of its material obligations under this Agreement, and fails to cure such default within forty-five (4) days after written notice (which notice indicates that NOVA may terminate this Agreement pursuant to this Section 6.2(a) if such default is not cured as provided herein) and demand for cure by NOVA; provided, however, if, upon receipt of such written notice, the Bank promptly commences and diligently pursues the cure to completion as soon as reasonably possible, then such 30-day period shall be extended for the period or-time which is reasonably necessary to cure the default, but in no event more than three months after such written notice; provided, further, that in the event such default remains uncured after the passage of the time period specified herein, that a second notice shall have been sent to the chief executive officer of the Bank notifying such officer of such uncured default and stating that NOVA intends to terminate the Agreement pursuant to this Section 6.2(a) within ten (10) days thereafter unless the default is cured within ten (10) days of the Bank's receipt of such notice; and provided. Further, that in the event the Bank disputes that fact (or the fact that the default is a default of a "material obligation"), then the provisions of Section 8.13 shall have been complied with and any such dispute resolved as provided therein; or

(b)   any material amount due and payable to NOVA by the Bank under this Agreement is not paid within twenty (20) days after the Bank receives written notice

(which notice indicates that NOVA may terminate this Agreement pursuant to this Section 6.2(b) if such non-payment is not cured as provided herein) of such non-payment, and demand for cure; provided, however, that in the event such non-payment remains uncured after the passage of the time period specified herein, that a second notice shall have been sent to the chief executive officer of the Bank notifying such officer of such uncured non-payment and stating that NOVA intends to terminate the Agreement pursuant to this Section 6.2(b) within ten (10) days thereafter unless the default is cured within ten (10) days of the Bank's receipt of such notice; and provided, further, that in the event the Bank disputes that fact (or the fact that such non-payment is of a "material" amount), then the provisions of Section 8.13 shall have been complied with and any such dispute resolved as provided therein; or

(c) there occurs a Voluntary Bankruptcy Proceeding or an Involuntary Bankruptcy Proceeding with respect to the Bank;

then, in any such case, NOVA, at its option, may terminate this Agreement immediately upon written notice to the Bank

6.3 **Termination by the Bank**. In the event that:

(a) NOVA defaults in the performance of any of its material obligations under this Agreement and fails to cure such default within forty-five (45) days after written notice (which notice indicates that the Bank may terminate this Agreement pursuant to this Section 6.3(a) if such default is not cured as provided herein) and demand for cure by the Bank; provided, however, if, upon receipt of such written notice, NOVA promptly commences and diligently pursues the cure to completion as soon as reasonably possible, then such 30-day period shall be extended for the period of time which is reasonably necessary to cure the default, but in no event more than three months after such written notice; provided, further, that in the event such default remains uncured after the passage of the time period specified herein, that a second notice shall have been sent to the chief executive officer of NOVA notifying such officer of such uncured default and stating that the Bank intends to terminate the Agreement pursuant to this Section 6.3(a) within ten (10) days thereafter unless the default is cured within ten (l0)days of NOVA's receipt of such notice; and provided, further, that in the event NOVA disputes that fact (or the fact that the default is a default of a "material obligation"), then the provisions of Section 8.13 shall have been complied with and any such dispute resolved as provided therein; or

(b) any material amount due and payable to the Bank by NOVA under this Agreement is not paid within twenty (20) days after NOVA receives written notice (which notice indicates that the Bank may terminate this Agreement pursuant to this Section 6.3(b) if such non-payment is not cured as provided herein) of such non-payment, and demand for cure; provided, however, that in the event such non-payment remains uncured after the passage of the time period specified herein, that a second notice sha1l have been sent to the chief executive officer or chief operating officer of NOVA notifying such officer of such uncured non-payment and stating that the Bank intends to terminate the Agreement pursuant to this Section 6.3(b) within ten days thereafter unless the default is cured within ten (10) days of NOVA's receipt of such

notice; and provided, further, that in the NOVA disputes that fact (or the fact that such non-payment is of a "material" amount), then the provisions of Section 8.13 shall have been complied with and any such dispute resolved as provided therein; or

(c) there occurs a Voluntary Bankruptcy Proceeding or an Involuntary Bankruptcy Proceeding with respect to NOVA;

then, in any such case, the Bank, at its option, may terminate this Agreement immediately upon written notice to NOVA.

6.4 **Effect of Termination.**

(a) Upon termination or expiration of this Agreement, (i) NOVA shall pay to the Bank any New Merchant Account Royalties, Flat Fees and reimbursements for expenses then accrued and properly payable under this Agreement, (ii) the Bank will return to NOVA all materials in their possession provided by NOVA or the Member, (iii) NOVA shall return to the Bank all materials in its possession provided by the Bank (which in no event shall include any of the Assets Sold), and shall discontinue all uses of the Licensed Marks, (iv) NOVA and the Member shall retain all right, title and interest in and to the Merchant Agreements and the Bank shall have no interest in such Merchant Agreements, and (v) if a merchant that is party to a Merchant Agreement maintains with the Bank a demand deposit account, the Member shall retain the right to charge such account pursuant to the terms of the applicable Merchant Agreement

(b) Notwithstanding the exercise by any party of its rights under this Article V, no termination of this Agreement shall relieve any of the parties hereto of its liability for the payment or performance of any obligation accrued prior to the effective date of such termination (including any indemnification obligation arising hereunder, whether or not notice of such indemnification claim has been given before such termination).

(c) Notwithstanding the expiration or termination of this Agreement by any party hereto pursuant to this Article VI or otherwise, the Bank shall cooperate with NOVA and shall promptly execute any and all documents and instruments reasonably requested by NOVA in order to effectuate an orderly transition of (i) the Merchant Bankcard Services provided to any Merchant or Referred Merchant, and (ii) any Member responsibilities held by the Bank in connection herewith or therewith (as contemplated by Section 2.4 hereof).

ARTICLE VII

INDEMNIFICATION

7.1 **Indemnification by the Bank**. The Bank shall, and the Bank and Parent with respect to Article III only shall jointly and severally, indemnify, defend, and hold harmless NOVA, its affiliates, their respective successors and assigns, and their respective officers, directors, employees, and agents from any liability, damage, diminution in value, loss, cost, claim or expense, including reasonable attorneys' and accountants' fees and expenses that result from or arise out of: (i) the breach or inaccuracy of any of the Bank's representations or warranties in this Agreement; (ii) the breach of any of the Bank's or Parent's covenants or agreements in this Agreement; or (iii) any violations of law or governmental rules or regulations, or Payment Network Regulations by the Bank in performing their respective obligations in connection with this Agreement.

7.2 **Indemnification by NOVA**. NOVA shall indemnify, defend, and hold harmless the Bank, its affiliates, their respective successors and assigns, and their respective officers, directors, employees and agents from any liability, damage, diminution in value, loss, cost, claim or expense, including reasonable attorneys' and accountants' fees and expenses that result from or arise out of: (i) the breach or inaccuracy of any of NOVA's representations or warranties in this Agreement; (ii) the breach of any of NOVA's covenants or agreements in this Agreement; or (iii) any violations of law or governmental rules or regulations, or Payment Network Regulations by NOVA in performing its obligations in connection with this Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1 **Expenses**. Except as otherwise specifically provided in this Agreement, each party shall pay its own costs and expenses in connection with this Agreement and the transactions contemplated hereby, including all attorneys' fees, accounting fees and other costs and expenses.

8.2 **Notices and Payments**. Except as otherwise specified herein, all notices, demands and other communications hereunder shall be in writing and shall be delivered (i) in person, (ii) by United States mail, certified or registered, with return receipt requested, or (iii)by national overnight courier service, as follows:

If to the Bank:	TIB Bank 99451 Overseas-Highway Key Largo, Florida 33037 Attention: Andrew D. Wallace, Executive Vice President and COO
If to Parent:	TIB Financial Corp. 599 9th Street North, Suite 100 Naples, Florida 34102 Attention: Edward V. Lett CEO
with a copy (which shall not constitute notice) to:	Gary M. Carman & Associates 1415 Panther Lane Naples, Florida 34109

If to NOVA, to:	NOVA Information Systems, Inc. One Concourse Parkway, Suite 300 Atlanta, Georgia 30328 Attention: Mindy M. Doster, Esq General Counsel
with a copy to: (which shall not constitute notice) to:	NOVA Information Systems, Inc. One Concourse Parkway, Suite 300 Atlanta, Georgia 30328 Attention: Edward M. O'Hare Senior Vice President
with a copy to: (which shall not constitute notice)	McKenna Long & Aldridge LLP SunTrust Plaza, Suite 5300 303 Peachtree Street, N.E. Atlanta, Georgia 30308 Attention: Anthony M. Balloon, Esq.

The persons or addresses to which mailings or deliveries shall be made may be changed from time to time by notice given pursuant to the provisions of this Section 8.2. Any notice, demand or other communication given pursuant to the provisions of this Section 8.2 shall be deemed .to have been given on the date actually delivered against proof of receipt therefor.

8.3 **Third-Party Beneficiaries**. The parties to this Agreement do not intend this Agreement to benefit or create any right or cause of action in or on behalf of any Person other than the Bank, NOVA and the Member.

8.4 **Independent Contractors**. Nothing contained in this Agreement shall be construed as creating or constituting a partnership, joint venture or agency among the parties to this Agreement. Rather, the parties shall be deemed independent contractors with respect to each other for all purposes.

8.5 **Successors and Assigns**. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement and the rights, privileges, duties; and obligations of the parties hereto may not be assigned or delegated by any party without the prior written consent of the other party; provided, however, that such consent shall not be required (a) for the assignment by any party of its rights and privileges hereunder to a Person controlling, con1rolled by or under common control with such party (it being understood that no such assignment shall relieve the assigning party of its duties or obligations hereunder), or (b) for the assignment and delegation by any party of its rights, privileges, duties and obligations hereunder to any Person into or with which the assigning party shall merge or consolidate or to which the assigning party shall sell all or substantially all of its assets, provided that upon request of the non-assigning party the assignee shall formally agree in writing to assume all the rights and obligations of the assigning party created hereby.

8.6   **Amendments and Waivers**. This Agreement, any of the instruments referred to herein and any of the provisions hereof or thereof shall not be amended, modified or waived in any fashion except by an instrument in writing signed by the parties hereto. The waiver by a party of any breach of this Agreement by another party shall not operate or be construed as the waiver of the same or another breach on a subsequent occasion, nor shall any delay in exercising any right, power or privilege hereunder constitute a waiver thereof.

8.7   **Severability of Provisions**. If any provision of this Agreement, or the application of any such provision to any Person or circumstance, is invalid or unenforceable, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected by such invalidity or unenforceability.

8.8   **Counterparts; Delivery.** This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one instrument. The parties acknowledge that delivery of executed counterparts of this Agreement may be effected by a facsimile transmission or other comparable means, with an original document to be delivered promptly thereafter via overnight courier.

8.9   **Governing Law.** This Agreement is made and entered into under the laws of the State of Georgia, and the laws of that State applicable to agreements made and to be performed entirely thereunder (without giving effect to the principles of conflicts of laws thereof) shall govern the validity and interpretation hereof and the performance by the parties hereto of their respective duties and obligations hereunder.

8.10   **Section Headings**. The headings of Sections contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

8.11   **Entire Agreement**. The making, execution and delivery of this Agreement by the parties hereto have been induced by no representations, statements, warranties or agreements other than those expressed herein and in the Purchase Agreement. This Agreement, the Purchase Agreement, the Non-Competition Agreement and the other written instruments specifically referred to herein and therein, embody the entire understanding of the parties and supersede in their entirety all prior communication, correspondence, and instruments, and there are no further or other agreements or understandings, written or oral in effect between the parties relating to the subject matter hereof.

8.12   **Publicity**.   The timing and content of any and all public statements, announcements or other publicity concerning the transactions contemplated herein shall be mutually agreed upon by the Bank and NOVA, which agreement shall not be unreasonably withheld.

8.13   **Dispute Resolution**. With the exception of an action to enforce the covenants of Sections 2.4, 2.8 and Article III hereof, which may be brought in any court of competent jurisdiction, any controversy, dispute or claim arising out of, or in connection with, this Agreement must be settled by final and binding arbitration to be held in Atlanta, Georgia in accordance with the then current Commercial Arbitration Rules of the American Arbitration

Association ("AAA") as may be amended from time to time (the "AAA Rules"). Judgment upon an award rendered by the arbitrators may be entered in any court: (i) having jurisdiction thereof; (ii) having jurisdiction over the party against whom enforcement thereof is sought; or (iii) having jurisdiction over such party's assets. The award shall be rendered by a panel of three (3) arbitrators, who shall be selected in accordance with the AAA Rules.

       8.14   **Force Majeure**. Notwithstanding any provision to the contrary contained herein, no party hereto shall have any liability to any other party hereto for any failure or deficiency in performance of obligations hereunder occurring by reason of *force majeure*, meaning factors reasonably beyond the control of the party obligated to perform, including war, conditions or events of nature, civil disturbances, work stoppages, failures of telephone lines and equipment, power failures or fires.

       8.15   **Survival**. The provisions of Sections 2.4, 2.8, and Articles VII and VIII shall survive the termination of this Agreement.

(Signatures on next page)

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Marketing and Sales Alliance Agreement as *of* the date first written above.

"Bank":
TIB BANK
By:
Name:
Title:

"Parent":

TIB FINANCIAL CORP., FOR PURPOSES OF ARTICLE III AND ARTICLE VII, BUT ONLY TO THE EXTENT THAT ARTICLE VII RELATES TO A BREACH OF PARENT'S OBLIGATIONS UNDER ARTICLE III

By:
Name:
Title:

"NOVA":
NOVA INFORMATION SYSTEM, INC
By:
Name:
Title: